Exhibit 99.1

BEST Inc. Completes Sale of its Express Business in China

HANGZHOU, China, December 17, 2021 — BEST Inc. (NYSE: BEST) (“BEST” or the “Company”), a leading integrated smart supply chain solutions and logistics services provider in China, today announced the closing and completion of its previously announced sale of its express delivery business in China (the “Business”) to J&T Express Co., Ltd. (“J&T Express China”), a PRC limited liability company and a logistics services provider in China, at approximately RMB6.8 billion (US$1.1 billion) enterprise value, contemplated by the definitive agreement entered into by the parties dated October 29, 2021 (the “Agreement”).

The Agreement has been approved by relevant regulatory agencies. The final transaction has been completed pursuant to the terms of the Agreement, and the Business has been transferred to J&T Express China.

Johnny Chou, Founder, Chairman and CEO of BEST, commented, “We are pleased with the outcome of this transaction. Its successful culmination allows us to further prioritize and reinforce our efforts in supply chain-based logistics solutions while also significantly improving our balance sheet and profitability. Moving forward, we will firmly center our business on three key pillars – integrated supply chain, freight and global logistics services. We are confident that focusing on these core competencies will enable us to deliver enhanced value for our customers and shareholders.”

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as BEST's strategic and operational plans, contain forward-looking statements. BEST may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about BEST's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: BEST's goals and strategies; BEST's future business development, results of operations and financial condition; BEST 's ability to maintain and enhance its ecosystem; BEST 's ability to compete effectively; BEST 's ability to continue to innovate, meet evolving market trends, adapt to changing customer demands and maintain its culture of innovation; fluctuations in general economic and business conditions in China and other countries in which BEST operates, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in BEST's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and BEST does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

ABOUT BEST INC.

BEST Inc. (NYSE: BEST) is a leading integrated smart supply chain and logistics solutions provider. Through its proprietary technology platform and extensive networks, BEST offers a comprehensive set of logistics and value-add services, including supply chain management, freight delivery, and international logistics. BEST’s mission is to empower business and enrich life by leveraging technology and business model innovation to create a smarter, more efficient supply chain. For more information, please visit: http://www.best-inc.com/en/.

For investor and media inquiries, please contact:

BEST Inc.

Investor relations team

ir@best-inc.com

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

E-mail: best@tpg-ir.com

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail:  best@tpg-ir.com